Filed by Cott Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14d-2

Under the Securities Exchange Act of 1934, as amended

Subject Company: Primo Water Corporation

Form S-4 File No: 333-236122

Press Release

CONTACT:

Jarrod Langhans

Investor Relations

Tel: (813) 313-1732

Investorrelations@cott.com

Ryan Coleman

Alpha IR Group

Tel: (312) 445-2862

COT@alpha-ir.com

COTT ANNOUNCES CLOSING OF THE SALE OF S&D COFFEE AND

TEA TO WESTROCK COFFEE IN AN ALL CASH TRANSACTION

TAMPA, FL – February 28, 2020 – Cott Corporation (NYSE:COT; TSX:BCB) continues its transition into a pure-play water solutions provider with today’s announcement that it has closed the previously announced sale of S&D Coffee and Tea (“S&D”) to Westrock Coffee Company, LLC (“Westrock Coffee”) for $405 million on a debt free and cash free basis.

S&D has provided quality beverages since 1927 and is a U.S. market leader in custom coffee roasting and the largest blender of iced teas for food service and convenience stores in the United States. S&D is also a leader in the high growth category of extracts and ingredients.

“I would like to take this opportunity to thank Ron Hinson, CEO of S&D Coffee & Tea, and all of the management and team members of S&D who have grown this business over the years and wish them the best as they enter the next chapter in the company’s storied history,” said Tom Harrington, Cott’s Chief Executive Officer. “We will use the proceeds from the sale of S&D to complete the acquisition of Primo Water Corporation as we transition to becoming a leading pure-play water solutions provider. These transactions position us to accelerate top and bottom line growth as well as margin expansion across our business,” continued Mr. Harrington.

BMO acted as financial advisor to Cott while Faegre Drinker Biddle & Reath LLP acted as legal advisor. Wachtell, Lipton, Rosen & Katz acted as legal advisor to Westrock Coffee.

ABOUT COTT CORPORATION

Cott is a water and filtration service company with a leading volume-based national presence in the North American and European home and office delivery industry for bottled water, as well as a leading position in filtration. Our platform reaches over 2.5 million customers across North America and Europe and is supported by strategically located sales and distribution facilities and fleets, as well as wholesalers and distributors. This enables us to efficiently service residences, businesses, and small and large retailers.

Press Release

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 conveying management’s expectations as to the future based on plans, estimates and projections at the time Cott makes the statements. Forward-looking statements involve inherent risks and uncertainties and Cott cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained in this press release include, but are not limited to, statements related to the completion of the Primo acquisition on the terms proposed, the anticipated timing of the Primo acquisition, the potential impact the S&D transaction and Primo acquisition will have on Cott and related matters, and the execution of our strategic priorities. The forward-looking statements are based on assumptions regarding management’s current plans and estimates. Management believes these assumptions to be reasonable but there is no assurance that they will prove to be accurate.

Factors that could cause actual results to differ materially from those described in this press release include, among others: the satisfaction of the conditions to the Primo acquisition and other risks related to the completion of the Primo acquisition and actions related thereto; and the effect of economic, competitive, legal, governmental and technological factors on Cott’s business.

The foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers are urged to carefully review and consider the various disclosures, including but not limited to risk factors contained in Cott’s Annual Report on Form 10-K and its quarterly reports on Form 10-Q, as well as other filings with the securities commissions. Cott does not undertake to update or revise any of these statements in light of new information or future events, except as expressly required by applicable law.

Website: www.cott.com

Additional Information and Where to Find It

This communication relates to a pending business combination between Cott and Primo. Cott commenced an exchange offer for the outstanding shares of Primo on January 28, 2020. This communication is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the parties will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer was commenced, Cott and its acquisition subsidiary filed an exchange offer statement on Schedule TO, Cott filed a registration statement on Form S-4 and Primo filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. Each of Cott and Primo also plan to file other relevant documents with the SEC regarding the proposed transaction. THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, THE RELATED LETTER OF ELECTION AND TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS), THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY OF THE FOREGOING DOCUMENTS, CONTAIN IMPORTANT INFORMATION. PRIMO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PRIMO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Election and Transmittal and certain other exchange offer documents are available to all of Primo’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement are available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Cott are available free of charge under the heading of the Investor Relations section of Cott’s website at www.cott.com/investor-relations/. Copies of the documents filed with the SEC by Primo are available free of charge under the SEC filings heading of the Investors section of Primo’s website at http://ir.primowater.com/.